SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of November, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FINANCIAL INFORMATION

THIRD QUARTER 2008

Ratios (%)	3Q08	2Q08	3Q07	9M08	9M07

Performance

Unibanco’s net income reached R$704 million in 3Q08, up 5.5% from 3Q07. In 9M08, net income was R$2,201 million, a 16.8% growth when compared to recurring net income in 9M07. The highlight was the 22.2% increase in operating income in 9M08 when compared to 9M07, which reached R$3,333 million. Annualized return on average equity (ROAE) reached 23.9% in 3Q08 and 24.4% in 9M08.

Highlights – Balance Sheet

Unibanco’s total assets reached R$179 billion, a 33.3% annual increase. This evolution is explained mainly by the R$18.4 billion increase in total loans, mostly in auto loans, large corporate, small and medium enterprises (SME), mortgages, credit cards and payroll loans (own origination) portfolios.

The loan portfolio reached R$74,272 million, a 7.7% evolution in the quarter and 32.9% in 12 months. Retail portfolio increased 28.5% in 12 months, with highlight for growth in auto loans, 65.3%, SME, 37.0%, mortgages, 32.2%, credit cards, 26.8%, and payroll loans (own origination)portfolio, 26.6%. Wholesale portfolio grew 39.8% in 12 months, influenced by the 20.3% Real depreciation in the quarter and the increasing demand from companies in this sector for funds in the Brazilian market, mainly due to the lower liquidity in the international market.

The balance of Allowance for Loan Losses reached R$3,463 million in September 2008, representing 4.7% of the loan portfolio, from which R$970 million are based on percentages above those required by the regulatory authority.

Recurring ROAE	23.9	26.6	26.5	24.4	24.5
Recurring ROAA	1.6	1.9	2.0	1.8	2.1
Efficiency ratio	48.2	44.2	48.7	46.0	49.2
Cost to average assets ratio	3.6	3.7	4.3	3.7	4.7
BIS ratio	13.0	13.7	14.9	13.0	14.9
Recurring earnings per share (R$)	0.25	0.27	0.24	0.79	0.67
Book value per outstanding share (R$)	4.63	4.55	4.14	4.63	4.14

Income Statement (R$ million) (1)	3Q08	2Q08	3Q07	9M08	9M07

Profit from financial intermediation before provision (a)	2,901	3,015	2,563	8,732	7,377
Provision for loan losses (b)	(670)	(716)	(560)	(2,016)	(1,629)
Profit from financial intermediation (a+b)	2,231	2,299	2,003	6,716	5,748
Fees from services rendered	886	916	925	2,716	2,633
Personnel and administrative expenses	(1,591)	(1,500)	(1,414)	(4,545)	(4,171)
Other operating income (expenses)	(487)	(532)	(575)	(1,553)	(1,482)
Operating income	1,039	1,183	939	3,333	2,728
Recurring net income	704	756	667	2,201	1,885
Non recurring events (2)	-	-	532	-	736
Net income	704	756	1,199	2,201	2,621
(1) Reclassification of the impact of fiscal hedge of investments abroad.
(2) In 9M07, non recurring events includes the result from the sale of Serasa's stake, change in participation on our subsidiary UPS, gains on Redecard's IPO and additional provisions.

Balance Sheet (R$ million)			Sep-08	Jun-08	Sep-07
Loan portfolio			74,272	68,991	55,902
Total assets			178,520	171,972	133,925
Total deposits + debentures			73,257	67,797	49,231
Stockholders' equity			12,919	12,697	11,593

Investor Relations | 3Q08	1

Hightlights - Results

The financial margin before provision for loan losses, was R$8,732 million in 9M08, up 18.4% from the same period last year. This evolution is mostly explained by a higher credit volume.

Unibanco’s total personnel and administrative expenses posted a 9.0% growth in 9M08 when compared to 9M07, largely due to growth in volume of business, increase of 2,816 employees and wage increases. It is worth mentioning the growth of 6.8% in other administrative expenses under Unibanco’s direct management in the same period, below the inflation rate of 12.31% (IGPM), due to the efficiency gains and cost controls, despite the expansion of business activities.

In 9M08, the efficiency ratio improve from 9M07, reaching 46.0%. The cost to average assets ratio also favorably decreased from 4.7% in 9M07 to 3.7% in 9M08.

Stocks
Unibanco’s market capitalization, based on the Unit closing quotation of R$19.45, as of September 30, 2008, was R$27.1 billion.

Sustainability
In July 2008, Unibanco Asset Management (UAM) endorsed the Principles for Responsible Investment (PRI), an initiative by the United Nations for incorporating environmental, social and corporate governance (ESG) issues into the investment decision-making process.

Subsequent Event
On November 3, Itaú and Unibanco signed an agreement for merger of their financial operations, establishing the largest conglomerate in southern hemisphere, with a market value among the 20 largest financial institutions in the world. The created financial institution will be fully capable of competing with the biggest banks in the global market.

Financial Margin (R$ million)	3Q08	2Q08	3Q07	9M08	9M07

Financial margin (A)	2,901	3,015	2,563	8,732	7,377
Financial margin after provision for loan losses (B)	2,231	2,299	2,003	6,716	5,748
Total average assets (-) average permanent as sets (C)	1792,6 09	161,491	129,3219	1961,559	116,349
Annualized financial margin before provision for loan losses (%) (A/C)	6.9%	7.7%	8.2%	7.3%	8.5%
Annualized financial margin after provision for loan losses (%) (B/C)	5.3%	5.8%	6.3%	5.6%	6.6%

Unibanco – União de Bancos Brasileiros S.A. Av. Nações Unidas, 8,501 – 13rd floor Brazil, São Paulo, SP 05425-070 Phone: (55 11) 3905-1980 E-mail: investor.relations@unibanco.com

Investor Relations | 3Q08	2

Financial Information

• Performance	5
Reclassification	5
Highlights	6
Financial Margin	6
• Assets	7
Marketable Securities	7
Credit Operations	8
Allowance and Provisions for Loan Losses	10
Investments Abroad	12
• Funding	13
• Foreign Exchange Exposure	15
• Capital Adequacy Ratios	16
• Revenue by Type of Business	17
• Fee Income	17
• Personnel and Administrative Expenses	18
Personnel Expenses	18
Other Administrative Expenses	18
• Efficiency	19
• Other Operating Income and Expenses	20

Investor Relations | 3Q08	3

Highlights for the Quarter

• Brazilian Economy	21
• Retail	22
SME	22
Consumer Credit Companies	22
Credit Card Companies	23
Consumer Finance Companies	23
• Wholesale and Investment Banking	24
• Insurance and Pension Plans	25
• Wealth Management	27
Unibanco Asset Management	27
Unibanco Private Bank	28
• Unibanco Holdings	29
• Corporate Governance	29
Stocks	29
Stock Exchange Indices	29
Market Capitalization	30
Stock Repurchase Program	30
Interest on Capital Stock and Dividends	30
Guidance	31
• Subsequent Event	32
• Sustainability	33
• Consolidated Balance Sheet	34
• Income Statement	35

Investor Relations | 3Q08	4

Financial Information

Performance

Unibanco’s net income reached R$704 million in 3Q08, up 5.5% from 3Q07. In 9M08, net income was R$2,201 million, a 16.8% growth when compared to 9M07.

Stockholders’ equity was R$13 billion on September 30, 2008, up 11.4% from September 2007. Annualized return on average equity (ROAE) reached 23.9% in 3Q08 and 24.4% in 9M08.

Performance > Reclassification

In 3Q08, as a result of significant Real devaluation, the income statement is presented with managerial reclassification for better comparison with past periods. The reclassification reflects the effects of fiscal hedge of investments abroad.

				R$ million
Reclassified Income Statement	3Q08	Reclassification (1)	3Q08 non- adjusted	2Q08	Reclassification (1)	2Q08 non- adjusted
Gross profit from financial intermeditation	2,901	699	2,202	3,015	(200)	3,215
Provision for loan losses	(670)	-	(670)	(716)	-	(716)
Net profit from financial intermeditation	2,231	699	1,532	2,299	(200)	2,499
Other taxes	(321)	(75)	(246)	(300)	25	(325)
Operating income	1,039	624	415	1,183	(175)	1,358
Income tax and social contribution	(110)	(624)	514	(167)	175	(342)
Recurring net income	704	-	704	756	-	756

(1) Tax effect of hedge of investments abroad

As a result, operating income reached R$1,039 million in the quarter and R$3,333 million in 9M08, a 22.2% increase versus 9M07.
The table below illustrates the main performance indicators for the periods under analysis:

Profitability	3Q08	2Q08	3Q07	9M08	9M07
Recurring net income (R$ million)	704	756	667	2,201	1,885
Operating income (R$ million)	1,039	1,183	939	3,333	2,728
Total assets (R$ million)	178,520	171,972	133,925	178,520	133,925
Stockholders' equity (R$ million)	12,919	12,697	11,593	12,919	11,593
Recurring ROAE (%)	23.9	26.6	26.5	24.4	24.5
Recurring ROAA (%)	1.6	1.9	2.0	1.8	2.1
Recurring earnings per share (R$)	0.25	0.27	0.24	0.79	0.67
Book value per outstanding share (R$)	4.63	4.55	4.14	4.63	4.14
Book value per Unit (R$) (1)	9.33	9.16	8.30	9.33	8.30

(1) Each Share Deposit Certificate ("UNIT" ) represents one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings.

Investor Relations | 3Q08	5

Performance > Highlights

√ Loan portfolio growth in 3Q08

  Auto loans: 10.2%
  Mortgages: 5.5%
  Small and medium enterprises (SME): 3.0%
  Payroll loans (own origination): 3.7%
  Retail loan portfolio: 3.5%
  Wholesale loan portfolio: 14.4%
  Total loan portfolio: 7.7%

√ Asset Quality:

  The non performing loans improved from 4.1% in September 2007 to 3.9% in September 2008
  Better ratio of D to H portfolio over total loans, 4.5% vis-à-vis 4.9% in September 2007
  103% D-H and 126% E-H loan portfolio coverage in 3Q08.

Performance > Financial Margin

The financial margin before provision for loan losses was R$8,732 million in 9M08, up 18.4% from the same period last year. In the period, this evolution is mostly explained by a higher credit volume.

In 3Q08, the financial margin before provision for loan losses reached R$2,901 million, up 13.2% when compared to 3Q07, despite the lower financial margin from Treasury.

The annualized financial margin before provision for loan losses was 6.9% in 3Q08 and 7.3% in 9M08. It is worth mentioning that, during the past 12 months, Unibanco focused in lower risk loan portfolios within each business segment and, consequently, with lower spreads. This effect, combined with higher funding rates and lower contribution from Treasury, resulted a 5.3% and 5.6% annualized financial margin in 3Q08 and 9M08, respectively.

					R$ million
Financial Margin	3Q08	2Q08	3Q07	9M08	9M07
Financial margin (A)	2,901	3,015	2,563	8,732	7,377
Provision for loan losses	(670)	(716)	(560)	(2,016)	(1,629)
Financial margin after provision for loan losses (B)	2,231	2,299	2,003	6,716	5,748
Total average assets (-) average permanent assets (C )	172,6709	161,491	129,3217	1617,559	116,349
Annualized financial margin before provision for loan losses (%) (A/C )	6.9%	7.7%	8.2%	7.3%	8.5%
Annualized financial margin after provision for loan losses (%) (B/C )	5.3%	5.8%	6.3%	5.6%	6.6%

In 3Q08, the Treasury presented a lower contribution to financial margin in comparison to both 2Q08 in and 3Q07, as shown in the table below. It is worth mentioning, in October, 2008, the financial margin from Treasury reached R$81 million.

					R$ million
Treasury Gains	3Q08	2Q08	3Q07	9M08	9M07
Gross profit from financial intermediation (A)	2,901	3,015	2,563	8,732	7,377
Treasury gains (B)	97	204	154	429	452
Treasury gains / Gross profit from financial intermediation (B/A)	3.3%	6.8%	6.0%	4.9%	6.1%

Investor Relations | 3Q08	6

Assets

Unibanco’s total assets reached R$179 billion on September 30, 2008, a 33.3% annual increase. This evolution is explained mainly by the R$18.4 billion increase in total loans, mostly in auto loans, large corporate, SME, mortgages, credit cards and payroll loans (own origination) portfolios. Annualized return on average assets (ROAA) was 1.8% in 9M08 and 1.6% in 3Q08.

The table below demonstrates the trend in asset growth:

Total Assets	Sep-08		Jun-08		Jun-07		Quarterly Change (%)	Annual Change (%)
	R$ million	Mix %	R$ million	Mix %	R$ million	Mix %
Loan portfolio	74,272	42%	68,991	40%	55,902	42%	7.7	32.9
Interbank investments	38,049	21%	40,431	24%	33,543	25%	-5.9	13.4
Marketable securities and financial derivatives instruments	38,036	21%	34,467	20%	21,772	16%	10.4	74.7
C ompulsory deposits	6,637	4%	6,745	4%	5,842	4%	-1.6	13.6
Foreign exchange portfolio	4,924	3%	6,302	4%	3,737	3%	-21.9	31.8
Others	16,602	9%	15,036	9%	13,129	10%	10.4	26.5

Total	178,520	100%	171,972	100%	133,925	100%	3.8	33.3

Assets > Marketable Securities

The classification and accounting values for the marketable securities portfolio as of September 2008 is detailed in the table below:

				R$ million
		Securities Available	Securities Held
	Trading Securities	for Sale	to Maturity	Total
	(Market Value)	(Market Value)	(Amortized Cost)
Federal government	5,539	10,036	1,747	17,322
Foreign government	3,260	1,490	-	4,750
Brazilian sovereign debt	47	1,361	1,064	2,472
Corporate debt securities	480	3,349	5	3,834
Bank debt securities	1,737	996	-	2,733
Marketable equity securities	754	835	-	1,589
Mutual funds	356	22	-	378
Total	12,173	18,089	2,816	33,078
% of portfolio	37%	55%	9%	100%

The market value of marketable securities classified as held to maturity was R$3,088 million on September 30, 2008, with an unrealized gain of R$271 million with regard to their book value.

Changes in the marketable securities portfolio during the quarter were as follows:

	R$ million
Change in Securities Portfolio	Balance Jun-08 (cost)	Foreign Exchange Variation	Interests (1)	Maturity (2)	Purchases	Sales	Balance Sep-08

Trading securities	11,724	629	454	(536)	26,171	(26,269)	12,173
Available for sale	16,422	314	(75)	(1,957)	6,181	(2,796)	18,089
Held to maturity	2,625	175	91	(75)	-	-	2,816

Total	30,771	1,118	470	(2,568)	32,352	(29,065)	33,078

(1)	Includes market value adjustment.
(2)	Interest payments and redemptions at maturity.

Investor Relations | 3Q08	7

Assets > Credit Operations

The total loan portfolio increased 7.7% in the quarter, reaching R$74,272 million in September 2008. In the last 12 months, it grew 32.9% .

In the last 12 months, the Retail loan portfolio increased 28.5%, with highlight to the 65.3% growth in auto loans, 37.0% in SME, 32.2% in mortgages, 26.8% in credit card loans and 26.6% in payroll loans (own origination) portfolio.

In 3Q08, the Retail portfolio reached R$44,082 million, influenced by a 10.2% increase in auto loans, 5.5% in mortgage and 3.0% in SME. The 2.1% decrease in credit card portfolio in the quarter is explained by the impact of the sale of Tricard’s loan portifolio to Tribanco, due to the end of the partnership with Tribanco.

The Wholesale loan portfolio grew 39.8% in the last 12 months and 14.4% in the quarter, mainly influenced by the Real depreciation of 20.3% in 3Q08. It is worth mentioning that US dollar-denominated credit portfolio represents approximately 15% of the total loan portfolio. The segment’s evolution is a result of an increasing demand from large companies for funds in the local market, mainly due to the lower liquidity in the international market and the Real depreciation in the quarter.

	R$ million
Balance of Loans by Business Segment	Sep-08	Jun-08	Sep-07	Quarterly Change (%)	Annual Change (%)
Retail	44,082	42,603	34,311	3.5%	28.5%
Wholesale	30,190	26,388	21,591	14.4%	39.8%

Total	74,272	68,991	55,902	7.7%	32.9%

	R$ million
Balance of Loans by Client Type	Sep-08	Jun-08	Sep-07	Quarterly Change (%)	Annual Change (%)
Individuals	29,052	28,278	23,402	2.7%	24.1%
Corporate	45,220	40,713	32,500	11.1%	39.1%

Total	74,272	68,991	55,902	7.7%	32.9%

	R$ million
Loan Portfolio Distribution as of June, 2008	Retail	Wholesale	Total	Mix (%)
Individuals	29,052	-	29,052	39.1%
Corporate	15,030	30,190	45,220	60.9%

Total	44,082	30,190	74,272	100.0%
Mix (%)	59.4%	40.6%	100.0%

	R$ million
Portfolio Highlights	Sep-08	Jun-08	Sep-07	Quarterly Change (%)	Annual Change (%)
Auto loans	11,858	10,764	7,175	10.2%	65.3%
Large corporate	29,693	25,902	21,266	14.6%	39.6%
SME	10,610	10,296	7,747	3.0%	37.0%
Mortgages	2,155	2,042	1,630	5.5%	32.2%
Credit cards	7,201	7,357	5,680	-2.1%	26.8%
Consumer finance companies	3,170	3,139	2,760	1.0%	14.9%
Payroll loans	4,276	4,499	4,834	-5.0%	-11.5%
Own portfolio	1,944	1,874	1,536	3.7%	26.6%
A cquired portfolio	2,332	2,625	3,298	-11.2%	-29.3%
Other retail loans (individuals)	5,309	4,992	4,810	6.4%	10.4%
Total	74,272	68,991	55,902	7.7%	32.9%

Investor Relations | 3Q08	8

Loan portfolio mix, as of September 30, 2008, is as follows:

Auto Financing

Unibanco operates nationwide in the auto financing segment and serves the car dealers network of main automobile manufacturers in the country. Auto loans grew 10.2% in the quarter and 65.3% in the last 12 months, reaching R$11,858 million on September 30, 2008. The following graph shows the loan portfolio evolution and the breakdown between new and used vehicles:

With a distinctive strategy in auto financing, focused in new vehicles, Unibanco has increased its market share in terms of financed units. In the new cars segment, Unibanco’s market share was 8.0% in 3Q08.

Small and Medium Enterprises

The SME’s products portfolio comprises accounts receivable financing, overdraft, guaranteed accounts, working capital loans and BNDES/Finame-funded loans, among others. This range of products enables cross-selling activities, such as payroll account mandates and accreditation of new retailers and co-branded credit card partners. The SME loan portfolio totaled R$15,030 million on September 30, 2008. Excluding auto loans and mortgage loans, the total portfolio was R$10,610 million, 3.0% evolution in the quarter and 37.0% in the last 12 months.

Home Financing

The mortgage loan portfolio totaled R$2,155 million on September 30, 2008, up 32.2% in the last 12 months and 5.5% in the quarter, representing 29.7% of savings deposits and 2.9% of total loan portfolio. In September 2008, the balance of commitment to future disbursement reached R$2,060 million, a 181% growth in the last 12 months.

Investor Relations | 3Q08	9

Payroll Loans

Payroll loans was R$4,276 million in September 2008. Since 4Q07, Unibanco has focused in its own origination of payroll loans, which in September 2008 reached R$1,944 million, a 26.6% growth in the last 12 months and a 3.7% increase in the quarter. The distribution channels in this segment comprise dealers (including Fininvest), branch network and partnerships.

In October, 2008, Unibanco acquired 3 payroll loan portfolios from other financial institutions in the total amount of R$64 million.

Assets > Allowance and Provisions for Loan Losses

The balance of allowance for loan losses at the end of September 2008 reached R$3,463 million, or 4.7% of the total loan portfolio, as follows:

√ R$1,551 million related to overdue credits, in compliance with Resolution 2,682;
√ R$942 million for falling due credits, in compliance with Resolution 2,682;
√ R$970 million based on percentages above those required by the regulatory authority, and higher than the R$704 million registered in September 2007.

The total amount of R$970 million of additional allowance for loan losses, above the required by Resolution 2,682, represents 28.0% of total allowance for loan losses.

	R$ million
Classification	Required Provision (%)	Total Risk Portfolio	Cumulative Distribution (%)	Minimum Allowance		Additional Allowance over Res. 2682		Allowance over Portfolio (%)
				Overdue Installments	Falling Due Installments		Total Allowance
AA	-	31,784	42.8	-	-	25	25	0.1
A	0.5	30,502	83.9	-	152	10	162	0.5
B	1.0	6,803	93.0	3	64	34	101	1.5
C	3.0	1,808	95.5	8	47	14	69	3.8
D	10.0	627	96.3	25	38	340	403	64.3
E	30.0	453	96.9	68	68	283	419	92.5
F	50.0	350	97.4	98	77	167	342	97.7
G	70.0	332	97.8	149	83	97	329	99.1
H	100.0	1,613	100.0	1,200	413	-	1,613	100.0
TOTAL		74,272		1,551	942	970	3,463
% of portfolio							4.7%

The Unibanco’s risk management policy, along with an increase in lower risk portfolios, allowed a continuous improvement in the credit portfolio quality in the last 12 months. In September 2008, the balance of credits rated as AA to C made up 95.5% of the total loan portfolio, up from 95.1% in September 2007, as illustrated in the following graph:

Investor Relations | 3Q08	10

The following graphs show the evolution of the credits rated E to H and D to H in the last 12 months:

Allowance for loan losses over the credits rated E to H stood at 126% on September 30, 2008, above the 122% verified in September 2007.

Allowance for loan losses as a percentage of overdue installments reached 129% on September 30, 2008, conveying the loan portfolio strength.

The non performing loans (credits overdue by 60 days or longer that do not accrue interests) improved from 4.1% in September 2007 to 3.9% in September 2008. The total allowance for loan losses reached 118% of the non performing loans (past due and falling due credits) in September 2008, as illustrated in the following graphs:

The following table indicates the allowance for loan losses coverage ratio by business segment:

Loan Portfolio Coverage (1)	Sep-08	Jun-08	Sep-07
Consumer finance companies	17.9%	16.5%	16.5%
Credit cards	9.2%	8.4%	8.3%
Retail Bank - Individuals	9.2%	8.1%	7.8%
Auto financing	2.5%	2.5%	2.7%
SME	3.3%	3.6%	4.5%
Retail	5.9%	5.8%	6.4%
Wholesale	0.6%	0.6%	0.8%
Additional provision	1.1%	1.1%	1.0%
Unibanco consolidated	4.7%	4.7%	4.9%

(1) Allowance for loan losses by segment / Loan portfolio by segment

The allowance for loan losses relative to total Retail loan portfolio was 5.9% in September 2008, in line with the mix change to lower risk portfolios in the last 18 months. The allowance for loan losses relative to total Wholesale loan portfolio remained stable in the quarter.

Investor Relations | 3Q08	11

The table below shows the changes in the allowance for loan losses for the periods specified:

	R$ million
Allowance for Loans Losses	3Q08	2Q08	3Q07	9M08	9M07
Allowance for loan losses (beginning balance)	3,268	3,051	2,702	2,994	2,666
Provision for loan losses	670	716	560	2,016	1,700
Required provision (regulatory)	686	699	560	1,976	1,596
Additional provision	(16)	17	-	40	104
Loan write-off	(475)	(499)	(527)	(1,547)	(1,631)
Allowance for loan losses (ending balance)	3,463	3,268	2,735	3,463	2,735

Loan recovery	76	84	59	229	163
Net write-off	(399)	(415)	(468)	(1,318)	(1,468)
Net write-off / total risk	0.5%	0.6%	0.8%	1.8%	2.6%

In 3Q08, required provision stood at R$686 million, a R$126 million increase compared to 3Q07 – as a consequence of the loan growth during the last 12 months.

	R$ million
Provision for Loans Losses	3Q08	2Q08	3Q07	9M08	9M07
Provision for loan losses (A)	670	716	560	2,016	1,700
Net write-off (B)	(399)	(415)	(468)	(1,318)	(1,468)
Net provision for loan losses (A+B)	271	301	92	698	232

Provision for loan losses in 3Q08 was R$670 million – above the R$399 million of the total net write-offs, representing a net provision for loan losses of R$271 million, 194.6% higher than 3Q07.

Assets > Investments Abroad

Unibanco registered a total of US$2,800 million in investments abroad at the end of September 2008, compared to US$2,239 million in December 2007. Such growth is mainly due to the US$611 million capital contribution in the last 9 months, which aims at supporting trade finance transactions and securities trading in international markets.

The following table detail Unibanco’s investments abroad:

	US$ million
Changes on Investments Abroad	3Q08	2Q08	3Q07	9M08	9M07
Investments abroad (beginning balance)	2,901	2,248	2,071	2,239	1,762
Net income	(42)	59	37	39	147
Capital contribution	5	606	-	611	387
Dividends paid	-	(20)	-	(20)	(193)
Market value adjustments	(64)	8	4	(69)	9
Investments abroad (ending balance)	2,800	2,901	2,112	2,800	2,112

Investor Relations | 3Q08	12

Funding

Unibanco’s total funding stood at R$128,428 million on September 30, 2008, an increase of 43.9% in the last 12 months, above the total loan portfolio growth in the same period.

As part of its strategy, Unibanco has focused on low cost CDs (Core Deposits CDs), which increased 20.1% in the quarter. Furthermore, with the recent cycle of interest rate increase, there was a higher demand for products indexed to the interbank rate (CDI) instead of savings deposits and investment funds.

The balance of time deposits presented a 17.1% growth in the quarter and 127.8% increase in the last 12 months. This increase was influenced by the CPMF tax extinguishment, the Central Bank new regulation of reserve requirements and the higher market demand for lower risk investments.

The debentures, an alternative funding instrument for time deposits, increased 30.2% in the last 12 months and 6.7% in the quarter.

	R$ million
Funding	Sep-08	Jun-08	Sep-07	Quarterly Change ( %)	Annual Change ( %)
Demand deposits	3,376	3,553	4,160	-5.0	-18.8
Savings deposits	7,266	8,516	8,832	-14.7	-17.7
Core Deposits CDs	6,378	5,312	4,982	20.1	28.0
Core Deposits	17,020	17,381	17,974	-2.1	-5.3
Time deposits	36,542	31,200	16,042	17.1	127.8
Interbank deposits	851	1,561	742	-45.5	14.7
Debentures	18,844	17,655	14,473	6.7	30.2
Total deposits + Debentures	73,257	67,797	49,231	8.1	48.8
Other Funding	55,171	52,690	40,028	4.7	37.8
Total funding	128,428	120,487	89,259	6.6	43.9

It is worth mentioning that the increase in the line “other funding” was mainly influenced by resources from securities issued, borrowings, onlendings and subordinated debt.

The following tables detail the funding in local and foreign currency in the specified periods:

			R$ million
September 2008	Local currency	Foreign Currency	Total
Demand deposits	2,328	1,048	3,376
Savings deposits	6,608	658	7,266
Interbank deposits	837	14	851
Core Deposits CDs	6,378	-	6,378
Time deposits	32,240	4,302	36,542
Debentures	18,844	-	18,844
Funding obtained in the open market (excluding debentures)	11,398	3,119	14,517
Resources from securities issued (excluding debentures)	4,521	-	4,521
Local onlendings	10,054	133	10,187
Foreign onlendings	-	82	82
Import and export financing lines	37	5,792	5,829
Eurobonds and commercial papers	389	1,667	2,056
Subordinated debt	5,992	1,635	7,627
Securitization	-	2,003	2,003
Borrowings	118	2,372	2,490
Other funding	5,767	92	5,859
Total funding	105,511	22,917	128,428

Investor Relations | 3Q08	13

			R$ million
June 2008	Local currency	Foreign Currency	Total
Demand deposits	2,865	688	3,553
Savings deposits	7,963	553	8,516
Interbank deposits	1,486	75	1,561
Core Deposits CDs	5,312	-	5,312
Time deposits	28,941	2,259	31,200
Debentures	17,655	-	17,655
Funding obtained in the open market (excluding debentures)	15,082	2,395	17,477
Resources from securities issued (excluding debentures)	3,137	-	3,137
Local onlendings	9,488	133	9,621
Foreign onlendings	-	36	36
Import and export financing lines	38	4,878	4,916
Eurobonds and commercial papers	412	1,131	1,543
Subordinated debt	5,402	1,351	6,753
Securitization	-	1,687	1,687
Borrowings	102	1,780	1,882
Other funding	5,412	226	5,638
Total funding	103,295	17,192	120,487

			R$ million
September 2007	Local currency	Foreign Currency	Total
Demand deposits	3,537	623	4,160
Savings deposits	8,377	455	8,832
Interbank deposits	741	1	742
Core Deposits CDs	4,982	-	4,982
Time deposits	14,703	1,339	16,042
Debentures	14,473	-	14,473
Funding obtained in the open market (excluding debentures)	10,381	2,469	12,850
Resources from securities issued (excluding debentures)	784	-	784
Local onlendings	7,599	172	7,771
Foreign onlendings	-	9	9
Import and export financing lines	37	3,918	3,955
Eurobonds and commercial papers	213	1,095	1,308
Subordinated debt	3,256	1,578	4,834
Securitization	-	1,654	1,654
Borrowings	111	2,397	2,508
Other funding	1,963	2,392	4,355
Total funding	71,157	18,102	89,259

Local currency funding reached R$105,511 million at the end of September 2008, up 48.3% from September 2007. This growth was mostly driven by time deposits, resources from securities issued and subordinated debt.

Foreign currency funding reached R$22,917 million in September 2008, with a growth of 26.6% from September 2007. Such evolution was mainly driven by the growth in time deposits, import and export financing lines, funding obtained in the open market and the 4.1% Real depreciation in the period.

During the last 12 months, Unibanco increased the participation of local currency in its funding mix, in line with its assets growth in the country, maintaining the deposits and debentures to total loans ratio close to 100%.

Investor Relations | 3Q08	14

Foreign Exchange Exposure

The table below displays the balance sheet in local and foreign currency, and the net FX exposure:

			R$ million
Local and Foreign Currency Balances	Local Currency	September 30, 2008 Foreign Currency	Consolidated
Cash and due from bank / Interbank investments	37,061	4,776	41,837
Marketable securities and derivatives	29,664	8,372	38,036
Interbank accounts	7,291	296	7,587
Net loans	59,025	11,784	70,809
Loans	62,419	11,853	74,272
Allowances for loan losses	(3,394)	(69)	(3,463)
Other assets	14,500	5,751	20,251
Total assets	147,541	30,979	178,520

Deposits	48,391	6,022	54,413
Securities sold under repurchase agreements (open market)	28,208	3,119	31,327
Resources from securities issued	6,944	1,667	8,611
Interbank accounts	872	87	959
Borrowings and onlending	10,209	8,379	18,588
Financial derivative instruments	5,767	92	5,859
Subordinated Debt	5,992	1,635	7,627
Other liabilities	30,487	5,076	35,563
Minority interest	2,654	-	2,654
Stockholders' equity	12,919	-	12,919
Total liabilities	152,443	26,077	178,520

Derivatives and leasing operations	(18,628)	638	(17,990)
Transactions to mature (with no exposure risk)		(10,635)

Net exposure - BIS ratio		(5,095)

Investor Relations | 3Q08	15

Capital Adequacy Ratios

The following table describes the changes in Unibanco’s BIS ratio during the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 Months
BIS Ratio at the beginning of the period	13.7	14.9
Changes in risk weighted assets	(1.2)	(3.5)
Changes in market risk coverage - interest rates	(0.0)	(0.0)
Changes in market risk coverage - foreign exchange rate	0.1	(0.3)
Changes in market risk coverage - commodities	(0.0)	(0.0)
Changes in market risk coverage - stocks	(0.1)	(0.1)
Changes in operational risk coverage	(0.1)	(0.1)
Reference equity growth	0.6	2.1
Tier I	0.4	1.3
Tier II	0.2	0.8
BIS Ratio on September 30, 2008	13.0	13.0

Unibanco’s BIS ratio, as of September 2008, reached 13.0%, above the minimum 11% level determined by the Central Bank. It is worth mentioning the methodology change between the BIS I and BIS II ratios calculated, which represents a negative variation of 30 basis points.

The table below details the Tier I/Tier II breakdown in reference equity as of September 30, 2008:

	Reference Equity (R$ million)	BIS ratio(%)
Tier I (Capital and reserves)	13,416	9.3
Perpetual bonds	971	0.7
Subtotal	14,387	10.0
Tier II	4,394	3.0
Total	18,781	13.0

The fixed asset ratio was 41.1% in September 2008, lower than the maximum of 50% allowed by the Central Bank.

R$ million
Fixed asset ratio	September 2008
Adjusted permanent assets (A)	7,718
Adjusted stockholders' equity (B)	18,769
Fixed asset ratio (A/B)	41.1%

Investor Relations | 3Q08	16

Revenue by Type of Business

The graph below shows the breakdown of revenues by type of business:

It is worth mentioning the growth of 400 basis points, in the last 12 months, in participation of the result from financial intermediation over total revenues, which reached 50%, mainly due to growth in the financial intermediation volumes, influenced by the increase in total loan portfolio.

Fee Income

The table below displays the breakdown of service fees:

					R$ million
Fees from Services Rendered	3Q08	2Q08	3Q07	9M08	9M07

Checking accounts	172	195	184	568	544
Credit cards(1)	295	304	281	907	814
Credit operations and guarantees	97	113	108	320	266
Collection services	83	84	96	262	295
Asset under management	72	81	88	230	257
Brokerage services and structured finance	46	60	70	140	152
Other fees	121	79	98	289	273
Subtotal	886	916	925	2,716	2,601
Redecard’s sold participation	-	-	-	-	32
Total fees from services rendered	886	916	925	2,716	2,633

(1) Unicard, Hipercard and other cards

Total fees reached R$2,716 million in 9M08, up 3.2% when compared to 9M07. Excluding the revenues from the Redecard´s sold participation, total fees increased 4.4% in the same period. Unibanco reduced its participation in Redecard (from 31.9% to 23.2%) in its IPO during 3Q07. Fees from Redecard are proportionally consolidated according to Unibanco’s participation in the company.

When compared total fees in 9M08 to 9M07, it is worth mentioning the R$93 million (11.4%) increase in credit cards fees.

In the quarter, the 3.3% decrease is mainly explained by the change in banking tariffs regulation established by the Brazilian Central Bank, effective since April 30, 2008, and by the impact of the sale of Tricard’s portfolio to Tribanco in credit cards revenues.

Investor Relations | 3Q08	17

Personnel and Administrative Expenses

Unibanco’s total personnel and administrative expenses posted a 9.0% growth in 9M08 when compared to 9M07, largely due to growth in volume of business, increase of 2,816 employees and wage increases. It is worth mentioning the growth of 6.8% in other administrative expenses under Unibanco’s direct management in the same period, below the inflation rate of 12.31% (IGPM), due to the efficiency gains and cost controls, despite the expansion of business activities.

The table below displays the personnel and administrative expenses for the specified periods:

					R$ million
Personnel and Administrative Expenses	3Q08	2Q08	3Q07	9M08	9M07

Commercial bank	1,107	1,044	962	3,142	2,791
Subsidiaries - Companies under Unibanco´s direct management	425	403	396	1,235	1,188
Subtotal	1,532	1,447	1,358	4,376	3,979
Subsidiaries - indirect management	59	53	56	169	192
Total	1,591	1,500	1,414	4,545	4,171

Personnel and Administrative Expenses > Personnel Expenses

Evolution of personnel expenses during the periods specified:

					R$ million
Personnel Expenses	3Q08	2Q08	3Q07	9M08	9M07

Commercial bank	533	499	455	1,510	1,311
Subsidiaries - Companies under Unibanco´s direct management	125	115	112	357	319
Subtotal	658	614	567	1,867	1,630
Subsidiaries - indirect management	9	9	10	27	33
Total	667	623	577	1,894	1,663

Personnel expenses increased 13.9% in 9M08 when compared to 9M07, mainly influenced by the increase in the number of employees (from 33,609 in September 2007 to 36,425 in September 2008), wage increases and expansion of points-of-sale and business activities.

Personnel and Administrative Expenses > Other Administrative Expenses

The table below details the other administrative expenses for the specified periods:

					R$ million
Other Administrative Expenses	3Q08	2Q08	3Q07	9M08	9M07

Commercial bank	574	545	507	1,632	1,480
Subsidiaries - Companies under Unibanco´s direct management	300	288	284	878	869
Subtotal	874	833	791	2,509	2,349
Subsidiaries - indirect management	50	44	46	142	159
Total	924	877	837	2,651	2,508

When compared 9M08 to 9M07, the other administrative expenses of companies under Unibanco’s management posted a 6.8% growth, below the inflation rate (IGPM) of 12.31% for the period, due to the efficiency gains and cost controls, despite the client base growth and the increase in volume of transactions due to the expansion of the Retail segment activities.

Investor Relations | 3Q08	18

The table below details the breakdown of other administrative expenses for the specified periods:

					R$ million
Other Administrative Expenses	3Q08	2Q08	3Q07	9M08	9M07
Third-party services	354	338	335	1,014	965
Data processing and telecommunications	107	101	91	312	296
Depreciation and amortization	97	94	87	280	262
Facilities - maintenance and preservation	157	151	141	457	427
Advertising and publicity	89	88	89	259	266
Financial system services costs	31	30	20	94	66
Transportation	29	23	25	74	67
Materials	13	12	9	36	28
Others	46	40	40	125	131
Total	924	877	837	2,651	2,508

Efficiency

Unibanco continued its focus on maximizing efficiency, prioritizing the review and simplification of its operational processes. The efficiency management system involves all levels of the organization, identifying areas where improvements can be made. Improvement projects are systematically monitored by executives from different areas of the Bank. Results, causes and corrective measures are presented to the Executive Committee. Since the implementation of the Operational Efficiency unit, in 2006, Unibanco has already seen positive results in the expenses, reflecting better efficiency. The graph below shows the evolution of both efficiency and the cost to average assets ratios.

In 9M08, the efficiency ratio improve from 9M07, reaching 46.0% . In 3Q08, the ratio presented an decrease, mainly, due to the lower Treasury result. The cost to average assets ratio also favorably decreased from 4.7% in 9M07 to 3.7% in 9M08.

					R$ million
Efficiency	3Q08	2Q08	3Q07	9M08	9M07

Cost to average assets ratio (1)	3.6%	3.7%	4.3%	3.7%	4.7%
Efficiency ratio (2)	48.2%	44.2%	48.7%	46.0%	49.2%
Expenses	1,591	1,500	1,414	4,545	4,171
Revenues	3,299	3,396	2,903	9,883	8,486

(1) (Personnel + Other Administrative expenses) / (Average Assets).
(2) (Personnel + Other Administrative expenses) / (Profit from Financial Intermediation before Provision for Loan Losses + Fees from Services Rendered + Insurance, Pension Plans and Annuity Results + Credit Card Marketing Expenses + Other taxes + Other Operating Income/Expenses).

Investor Relations | 3Q08	19

Other Operating Income and Expenses

This group of accounts consists mainly of fiscal, labor and civil provisions, goodwill amortization from acquisitions, commission and commercial fees expenses, and dividends received from other investments. This account incurred a net expense of R$334 million in 3Q08, demonstrated by type in the table below.

			R$ million
Other Operating Income / Expenses	3Q08	2Q08	3Q07

Labor and civil	(111)	(118)	(126)
Goodwill amortization	(33)	(43)	(42)
Check / collection clearing expenses	(28)	(31)	(40)
Commission and commercial fees	(74)	(59)	(67)
Operating losses	(60)	(55)	(42)
General operating income / expenses	(28)	(46)	(80)
Total	(334)	(352)	(397)

Investor Relations | 3Q08	20

Brazilian Economy

The third quarter of 2008 was marked by international scenario deterioration, with the credit crisis worsening the risk perception by international investors. As an indirect consequence of the turbulences, global economy may begin a sharp deceleration period.

Given this international scenario volatility, the Embi+BR ended 3Q08 at 304 basis points, 75 basis points up when compared to 2Q08. Following the sovereign risk downgrade, the Real currency depreciated 20.3% against the US-dollar in 3Q08. The Brazilian international reserves ended the quarter at US$206.4 billion, US$5.6 billion above the amount registered in 2Q08.

The trade balance may reach US$23 billion surplus in 2008, less than the US$40 billion verified in 2007. The strong domestic demand accelerated the imports, which were the main reason for the trade balance deterioration in 2008, but the high level of international reserves and the low foreign debt keep the Brazilian external solvency very solid.

In the domestic scenario, the inflation (IPCA) increased 1.07% in the third quarter – below the 2.09% verified last quarter – with less pressure from food prices. Central Bank increased the Selic rate by 150 b.p, in order to reduce inflation pressure. However, with the international crisis affecting the domestic credit offering, the Central Bank is likely to end the cycle of interest rates increase, and the Selic rate should end the year at the current level of 13.75% .

Economic activity figures continued to show strength with industrial production verifying 2.36% growth accumulated in the quarter, up to August, above the 0.83% of 2Q08.

The debt to GDP ratio reached 38.3% in the end of September, lower when compared to the 40.4% verified in the end of 2Q08. The public sector primary surplus amounted to 4.4% of the GDP in the last 12 months, above the 2008 goal of 3.8% .

Credit market continued to present a robust growth in the third quarter of 2008. The total loan portfolio represented 38% of the GDP.

Besides the worse international environment and the credit crisis, the Brazilian economy fundamentals – with the solid fiscal and external debts – should protect Brazilian assets from excessive volatility. However, smaller growth rates in Brazil are expected during next quarters than the observed to see last years.

Investor Relations | 3Q08	21

Retail

In September 2008, Unibanco’s Retail segment had exceeded 30 million clients throughout the country, a 12% growth from September 2007.

The full-service commercial bank serves individuals and small and medium enterprises (SME); Unicard, Hipercard and Redecard are credit card companies; Fininvest, PontoCred and LuizaCred focus on consumer finance; Unibanco also operates nationwide in the auto (cars and heavy vehicles) financing segment. In the payroll loans segment, Unibanco operates through dealers (including Fininvest), its commercial bank, and partnerships.

Auto loans grew 10.2% in the quarter and 65.3% in the last 12 months, reaching R$11,858 million on September 30, 2008. With a distinctive strategy in auto loans, focused in new vehicles, Unibanco has increased its market share in terms of financed units. Unibanco’s market share in the new cars segment was 8.0% in 3Q08.

Payroll loans portfolio reached R$4,276 million in September 2008. Since 4Q07, Unibanco has focused in its own origination of payroll loans, which reached R$1,944 million in September 2008, a 26.6% increase in the last 12 months. Such evolution is explained by the intensive offering of this product to clients from the commercial bank and portfolio origination efforts through dealers (including Fininvest), besides the partnerships established.

The mortgage loan portfolio totaled R$2,155 million on September 30, 2008, a 5.5% annual growth. In September 2008, the balance of commitment to future disbursement reached R$2,060 million, a 181% growth in the last 12 months.

As a result, total retail loan portfolio reached R$44,082 million, of which R$29,052 million are represented by individuals, with 24.1% evolution in the last 12 months.

Unibanco closed out the 9M08 with a network of 965 branches and 251 corporate-site branches. In the next 2 years, Unibanco intends to expand its network by approximately 400 points of sale, including branches, corporate-site branches, and retail partners stores. The expansion objective is to increase scale and reach of distribution of retail financial products offered by Unibanco. Since the beginning of the expansion plan, 28 new branches have been launched. In October 2008, Unibanco launched its 1,000th branch.

Retail > SME

The SME segment serves companies with annual sales up to R$150 million. This segment provides a full range of financial services, such as credit lines, accounts receivable financing, working capital loans, auto financing, home financing, BNDES-funded loans, leasing, and payroll services, in addition to cash management services. At the end of 9M08, the SME segment had approximately 670,000 customers.

The SME loan portfolio totaled R$15,030 million in September 30, 2008. Excluding auto loans and mortgage loans, the total portfolio was R$10,610 million, 3.0% evolution in the quarter and 37.0% in the last 12 months.

Retail > Consumer Credit Companies

Consumer Credit Companies operate in the consumer finance and credit cards segments through Unicard, Hipercard, Redecard (Unibanco’s participation of 23.2%), Fininvest, PontoCred (a partnership with Globex, parent company of the PontoFrio department store) and LuizaCred (a partnership with the Magazine Luiza department store chain), as well as Unibanco’s partnerships with Ipiranga Group and Banco Cruzeiro do Sul. These companies operate in the personal credit, consumer credit, credit cards, and payroll-linked credit.

Investor Relations | 3Q08	22

Retail > Consumer Credit Companies > Credit Card Companies

Unibanco’s credit card business is composed of Unicard, Hipecard and Redecard. Together, these companies posted a R$158 million net income in the quarter and R$564 million in 9M08. It is important to mention that the 9M08 results were impacted by the reduction of Unibanco’s participation in Redecard (from 31.9% to 23.2%) due to its IPO in 3Q07. The results from Redecard are proportionally consolidated in Unibanco’s financial statements according to its participation in the company.

The credit portfolio posted a 26.8% growth over the past 12 months, amounting to R$7,201 million in September 2008. In the quarter, the 2.1% decrease is explained by the impact of the sale of Tricard’s loan portfolio to Tribanco, due to the end of the partnership with Tribanco.

					R$ million
Financial Information	3Q08	2Q08	3Q07	9M08	9M07

Credit portfolio (1)	7,201	7,357	5,680	7,201	5,680
Provision for loan losses	188	205	140	558	379
Credit portfolio coverage	9.2%	8.4%	8.3%	9.2%	8.3%
Fees	190	203	188	603	569
Business results	158	196	184	564	565

(1) Individuals.

Unicard issues and manages MasterCard and Visa cards, and is also the national leader in the co-branded card segment. Hipercard is a credit card acquirer and issuer, in addition to a flagship credit card.

The combined billings of Unicard and Hipercard - measured by the total of cardholders’ charges and cash withdrawals – reached R$22,744 million in 9M08, which represents a growth of 27.7% from the same period of last year.

The table below shows the number of credit cards by type, impacted in the quarter by the end of the partnership with Tribanco in Tricard operation and by the Fininvest business new positioning. It is worth mentioning that, in September 2008, Hipercard surpassed 10 million issued cards.

			In million
Number of cards	Sep-08	Jun-08	Sep-07
Visa + Mastercard (A)	17.4	17.3	16.4
Hiperc ard (B)	10.5	10.0	7.9
Subtotal (A+B)	27.9	27.3	24.3
Other c ards	2.4	7.6	8.7
Total cards	30.3	34.9	33.0

Retail > Consumer Credit Companies > Consumer Finance Companies

Fininvest, PontoCred and LuizaCred are Unibanco’s Consumer Finance Companies. The credit portfolio totaled R$3,493 million in September 2008, an increase of 12.2% in the last 12 months and 0.4% in the quarter. Business results reached R$90 million in 9M08 and R$17 million in 3Q08, impacted by the lower portfolio evolution. The lower growth in the quarter is due to a more conservative credit concession, specially, in partnership with retailers in low income segment.

Investor Relations | 3Q08	23

The table demonstrates the consumer finance companies evolution:

					R$ million
Financial Information	3Q08	2Q08	3Q07	9M08	9M07

Credit portfolio	3,493	3,479	3,112	3,493	3,112
Provision for loan losses	200	197	150	563	450
Credit portfolio coverage	17.9%	16.5%	16.5%	17.9%	16.5%
Fees	106	102	93	304	277
Business results	17	34	32	90	109

Fininvest had 606 fully-owned stores, mini-stores and kiosks, and more than 13 thousand points-of-sale as of September 2008. At the same date, LuizaCred had 448 points-of-sale while PontoCred had 443 .

Wholesale and Investment Banking

The Wholesale segment serves companies with annual sales of over R$150 million, in addition to institutional investors. Its business strategy is a blend of regional coverage and industry-specific expertise designed to build long-term banking relationships.

Distinctive products and services such as cash management solutions and structured finance, besides the asset growth, were the highlights in the quarter.

As a financial agent for BNDES (Brazilian National Bank for Social and Economic Development), Unibanco disbursed R$3,257 million up to August 2008, with a 11.6% market share, maintaining its 3rd place in the BNDES overall ranking. In the same period, Unibanco also disbursed R$401 million in BNDES-exim–funded loans.

The Wholesale loan portfolio reached R$30,190 million in September 2008, up 39.8% in the last 12 months and 14.4% in the quarter, mainly influenced by the Real depreciation of 20.3% in the quarter. It is worth mentioning that US dollar-denominated credit portfolio represents approximately 15% of the total loans. The loan growth was also influenced by the increasing demand from companies in this sector for funds in the Brazilian market, mainly due to the lower liquidity in the international market.

The Investment Banking, enlists executives with extensive experience in the Brazilian and international financial sectors. The Investment Banking handles origination, structuring, distribution, and research. Since April 2008, the new structure has focused on prospecting business and on consolidating its operations. The highlight was the Equity Research team of Investment Banking, which was recognized as the only Brazilian firm among the Top 10 Research Houses in the 2008 Latin Research Team ranking, from Institutional Investor magazine.

Investor Relations | 3Q08	24

Insurance and Pension Plans

Results for the Insurance and Private Pension Plan businesses stood at R$280 million in 9M08, a 25.6% growth when compared to the same period of last year. Operating income reached R$129 million in 9M08, a 27.7% increase from 9M07. Combined revenues from the Insurance and Private Pension Plan businesses were R$4,583 million in the nine first months of 2008, a 10.2% growth from 9M07.

Consolidated technical reserves reached R$11,621 million at the end September 2008, up 21.8% from September 2007, and 6.0% from June 2008, as illustrated by the graph below:

The financial result was affected by the several payments of Interest on Capital/Dividends, performed by the company during the 9M08 in the total amount of R$131 million.

The loss ratio was 43.9%, a 160 b.p. improvement in 9M08 when compared to 9M07. The combined ratio reached 94.5% in 9M08, a 40 b.p. improvement from 9M07, and significantly better than the industry average.

					R$ million
Insurance	3Q08	2Q08	3Q07	9M08	9M07

Net premiums written	1,057	1,021	883	3,106	3,109
Premiums retained	944	933	718	2,713	2,537
Premiums earned	811	774	697	2,345	1,971
Industrial result	129	133	116	394	340
Personnel and administrative expenses	(78)	(70)	(70)	(217)	(201)
Operating income	32	47	30	129	101
Financial / equity result	72	65	64	201	192
Income before taxes	106	115	94	333	297
Net income	85	101	66	280	223

Loss ratio (1)	44.0%	44.0%	44.5%	43.9%	45.5%
Combined ratio (2)	96.0%	93.9%	95.6%	94.5%	94.9%
Extended combined ratio (3)	90.9%	88.4%	89.3%	89.5%	88.4%

(1) Claims/Premiums.
(2) (Operating expenses + administrative expenses + selling expenses, claims and taxes) / premiums earned.
(3) (Operating expenses + administrative expenses + selling expenses, claims and taxes) / (premiums earned + financial income).

Unibanco Insurance and Pension Plans companies placed 4th in the ranking of insurance and private pension plans published by Susep (Private Insurance Regulatory Body) and ANS (National Supplemental Health Regulatory Agency), and hold a 7.4% market share (as of August 2008).

Investor Relations | 3Q08	25

Unibanco Insurance and Pension Plan business is supervised by Brazilian regulatory authorities and its technical reserves, both for insurance and pension plans, are composed exclusively by securities traded in the national market, as required by the applicable regulation.

Unibanco is the leader in the following segments: D&O (Directors and Officers), aviation risks, transportation risks, facultative risks and extended warranty products, a key product for the cross selling strategy in the insurance business.

Net income from the private pension business in 9M08 was R$79 million a 54.0% increase when compared to 9M07. Revenues were R$1,477 million in 9M08, a 40.6% growth from the same period of last year, due to sales effort in alternative channels. The technical reserves reached R$8,693 million in September 2008, up 20.8% from September 2007.

According to statistical data compiled by Susep, Unibanco ranked 5th in private pension plan revenues, up to August 2008. Unibanco ranked 2nd in sales of corporate pension plans, with R$551.8 million in sales and a 19.2% market share, according to Fenaprevi, up to August 2008. The company serves more than 1,500 corporate clients and more than 890 thousand individual clients.

Investor Relations | 3Q08	26

Wealth Management

Wealth Management > Unibanco Asset Management

Unibanco Asset Management (UAM) was the Brazilian first institution focused on third party’s investment management. It offers an extensive variety of distinctive and high value-added products and services and consistency in asset management, addressed to wealth generation, protection and growth.

UAM ended September 2008 with a 14.3% growth from September 2007, reaching R$55.6 billion in assets under management. The 13.3% decrease in the quarter, is explained by the reduction in assets from the short-term cash management fund, in the form of a FIDC (Credit Receivable Investment Fund) of Petrobras.

The following table indicates the AUM for the periods specified:

					R$ million
Assets under Management	Sep-08	Jun-08	Sep-07	Quarterly Change (%)	Annual Change (%)

UAM´s management	46,258	46,590	45,686	-0.7	1.3
Third party´s management	1,998	2,057	2,979	-2.9	-32.9
FIDCs	7,386	15,509	-	-52.4	0.0
Total	55,642	64,156	48,665	-13.3	14.3

UAM’s market share was 5.0% in September, 2008, compared to 4.7% on December 2007 (source: Anbid).

According to Anbid, UAM increased its market share in the Corporate segment to 8.0% in September 2008, from 4.1% in December 2007.

The chart below traces the evolution in the funds’ asset mix by segment:

Since July 2001, Standard & Poor’s has rated UAM as AMP-1 (Very Strong). This rating corresponds to third party asset management practices, and is the highest possible rate in the scale that goes from AMP-1 to AMP-5.

The funds managed by UAM have received several awards from the magazines Guia Exame, Valor Invest (Fixed Income and Equity Top Management), GazetaInveste and Investidor Institucional. In September, 2008, six UAM funds were awarded with the excellence label in a ranking produced by PPS Consultoria for Investidor Institucional magazine (one fixed income fund, two multi-market funds and three equity funds).

UAM was the first Brazilian asset management company to join the PRI – Principles for Responsible Investment of United Nations (UN).

Investor Relations | 3Q08	27

Wealth Management > Unibanco Private Bank

During 3Q08, Unibanco Private Bank maintained its improvements in infrastructure and in customer assistance efforts Brazil wide, launching new offices in Curitiba and Goiânia.

Net funding raised maintained its strong pace, 137% up when compared to the same period of last year, and more focused in less risky products, due to the international market crisis.

Assets under management in the domestic market reached R$28 billion, a 34% growth when compared to September 2007.

During this quarter, the Programa de Desenvolvimento de Lideranças – Nova Geração (Leadership Development Program – New Generation) was launched, focused in Family Succession topics. The program is directed to clients’ sons and wives and is composed by 10 modules developed in a partnership with Fundação Dom Cabral.

Investor Relations | 3Q08	28

Unibanco Holdings

Unibanco Holdings S.A. net income reached R$381 million in 3Q08. Stockholders’ equity stood at R$7,629 million, and annualized ROAE was 21.7% for 3Q08, affected by tax provisioning (PIS and Cofins) on revenues from interest on capital stock (JCP). The company is disputing these taxes and has already obtained favorable decision in the lower courts. The provision established for this contingency amounted to R$269 million as of September 30, 2008.

The investments of Unibanco Holdings consist exclusively of its participation in Unibanco’s capital. The entirety of Unibanco Holdings equity is invested in Unibanco - União de Bancos Brasileiros S.A. - and therefore its performance and operating results directly reflect those of Unibanco.

Corporate Governance

Corporate Governance > Stocks

This year, Unibanco completes 40 years of listing in Bovespa.

Unibanco was the first Brazilian bank to be listed on the New York Stock Exchange. It is worth mentioning that Unibanco’s GDS is the only ADR level III among Brazilian banks.

In 9M08, the GDSs’ average daily trading volume reached R$350 million. In Bovespa, the Units’ average daily trading volume was R$96.7 million.

Corporate Governance > Stock Exchange Indices

Unibanco’s Units (UBBR11) are part of the main Brazilian stock indices. Since its inclusion on the Ibovespa in May 2005, its weighting increased more than 140%.

The table below features the Units’ weighting in each of these stock indices, according to the latest four-month revision:

Index	Weight (%) Sep to Dec - 08

Ibovespa	2.427
IBrX-50	2.832
IBrX-100	2.527
IGC Corporate Governance Index	2.567

Investor Relations | 3Q08	29

Corporate Governance > Market Capitalization

At the end of 3Q08, Unibanco’s market capitalization, based on the Unit (UBBR11) closing quotation of R$19.45, as of September 30, 2008, was R$27.1 billion.

Corporate Governance > Stock Repurchase Program

On February 2008, the Board of Directors of both Unibanco and Unibanco Holdings approved the acquisition of up to 20,000,000 Units, with the purpose of keeping these shares in Unibanco’s treasury, for further sale or cancellation, without share capital reduction of Unibanco or Unibanco Holdings.

The authorization is valid for 12 months from February 15, 2008, and the acquisition of the shares is made through the broker Unibanco InvestShop Corretora de Valores Mobiliários S.A.

On October 2008, the Board of Directors of both Unibanco and Unibanco Holdings approved an increase in the limit of shares that can be acquired under the stock repurchase plan approved on February, 2008. Unibanco is now authorized to acquire up to 40,000,000 Units.

The table below shows the amount of repurchased shares, as well as the average acquisition price per Unit during 3Q08 and October 2008:

		Average
Stock Repurchase Program	Amount in Units	Price
		R$/Unit
Repurchase in 3Q08	2,449,000	19.04
Repurchase in October 2008	28,679,800	10.62
Total repurchased in program	33,688,500	12.05

Corporate Governance > Interest on Capital Stock and Dividends

Unibanco and Unibanco Holdings paid quarterly Interest on capital stock on October 31, 2008, according to the amounts specified in the table below:

				R$ per share
	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT *	GDS **
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB
Gross Value	0.0388235	0.0427059	0.0337633	0.0337633	0.0764692	0.7646920
Net Value	0.0330000	0.0363000	0.0286988	0.0286988	0.0649988	0.6499880

(*) Each UNIT represents one preferred share of Unibanco and one preferred share of Unibanco Holdings.
(**) Each GDS listed on the New York Stock Exchange (NYSE: UBB) currently corresponds to 10 Units.

Unibanco's dividend distribution policy calls for a minimum payment of 35% of the annual net income after the establishment of legal reserves (5%). Unibanco Holdings distributes the entirety of its results realized in cash.

At the end of each six-month period, all Unibanco and Unibanco Holdings’ shareholders are paid an additional amount related to the earnings in the period, besides the fixed quarterly payments. For this reason, dividend payouts at the second and fourth quarters tend to be higher than those made during the other two periods of each year.

Investor Relations | 3Q08	30

Corporate Governance > Guidance

The information presented in this section is based exclusively in Unibanco’s management expectations about the future of the business. These estimates can be different than reality as a result of change in market conditions, regulatory environment, competition, sector performance and the Brazilian economy, among other factors, and, therefore, are subjected to changes.

The following table presents the growth expectations for some Financial Statement items, which impact Unibanco’s results. Any change in this guidance will be reported to the market.

Guidance 2008	∆%
2008/2007
Loan Portfolio	20 - 25%
Wholesale	30 - 35%
Retail	20 - 25%
Fee Income	2 - 5%
Personnel and Administrative Expenses	9 - 11%

Macroeconomic Estimates

The table below demonstrates the Unibanco’s Economic Research projections, as of November 06, for the main macroeconomic indicators.

Macroeconomic Outlook	2008E	2009E

GDP Growth	5.3%	3.0%
Exchange Rate R$/US$ (year end)	2.05	2.00
SELIC Interest Rate (year end)	13.75%	13.25%
IPC A (consumer price index)	6.4%	5.1%

In the domestic scenario, the inflation (IPCA) increased 1.07% in the third quarter – below the 2.09% verified last quarter – with less pressure from food prices. Central Bank increased the Selic rate by 150 b.p, in order to reduce inflation pressure. However, with the international crisis affecting the domestic credit offer, the Central Bank is likely to end the cycle of interest rates increase, and the Selic rate should end the year at the current level of 13.75% .

Investor Relations | 3Q08	31

Subsequent Event

On November 3, Itaú and Unibanco signed an agreement for merger of their financial operations, establishing the largest conglomerate in southern hemisphere, with a market value among the 20 largest financial institutions in the world. The created financial institution will be fully capable of competing with the biggest banks in the global market.

This partnership creates a bank with Brazilian capital with commitment, strength, vocation and economic capacity to become a vital partner in the development of Brazilian companies in Brazil and abroad. With a strong international presence – with commercial bank operations in all Mercosur countries - , the institution will have the required agility to increase the presence of Brazil internationally.

The merger, matured over 15 months of dialogues and joint work, is formed based on a strong identity of values and a converging vision for the future. The controlling stockholders of Itaúsa and Unibanco will establish a holding company with a shared governance model.

The Board of Directors of Itaú Unibanco Holding will be composed of fourteen members, six of which will be named by the controlling stockholders of Itaúsa and the Moreira Salles family. The other eight Board members will be independent. Itaú Unibanco Holding’s Chairman of the Board of Directors will be Mr. Pedro Moreira Salles and its CEO will be Mr. Roberto Egydio Setubal.

The new institution will have approximately 4,800 branches and service stations, accounting for 18% of the banking network; and 14.5 million checking account clients, or 18% of market share. In loans, it will represent 19% of the Brazilian system’s volume; whereas total deposits, funds and managed portfolios will reach 21%.

Combined total assets is over R$575 billion, the highest in southern hemisphere.

Taking into consideration the increase in capital related to the shares’ merger, the stockholding interests’ changes and the accounting and tax effects, the impact produced on Itaú Unibanco Holding’s results is estimated at R$ 7.9 billion while that on Itaúsa’s results is at R$ 2.5 billion.

The completion of the merger between Itaú and Unibanco depends on the approval from the Central Bank of Brazil and other appropriate authorities.

The material fact with more details about the merger is available at the IR website (www.ir.unibanco.com).

Investor Relations | 3Q08	32

Sustainability

Sustainability > UAM’s Endorsement to The United Nations Principles for Responsible Investment

In July, Unibanco Asset Management (UAM) endorsed the Principles for Responsible Investment (PRI), an initiative by the United Nations for incorporating environmental, social and corporate governance (ESG) issues into the investment decision-making process.

UAM is the first of Brazilian asset management firms to adhere the PRI. As a representative of institutional investors, UAM elaborated a voting policy for annual shareholders' meetings, thus environmental, social and corporate governance issues will be considered.

The principles are voluntary and seek to provide a framework of sustainable development for the financial and capital market. The PRI were developed in 2005 by an international group of institutional investors in collaboration with the former United Nations Secretary-General Kofi Annan.

Investor Relations | 3Q08	33

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

					R$ million
	Sep-08	Jun-08	Sep-07	Quarterly Change (%)	Annual Change(%)

ASSETS
Cash and due from bank	3,788	3,192	1,657	18.7	128.6
Interbank investments	38,049	40,431	33,543	-5.9	13.4
Marketable securities and financial derivatives instruments	38,036	34,467	21,772	10.4	74.7
Interbank accounts	7,587	8,158	6,607	-7.0	14.8
Loan portfolio, leasing and other loans	74,272	68,991	55,902	7.7	32.9
Allowance for loan losses	(3,463)	(3,268)	(2,735)	6.0	26.6
Net loans	70,809	65,723	53,167	7.7	33.2
Foreign exchange portfolio, except for ACC (1)	4,924	6,302	3,737	-21.9	31.8
Negotiation and intermediation of securities	1,471	814	536	80.7	174.4
Permanent assets	2,675	2,600	2,434	2.9	9.9
Other assets	11,181	10,285	10,472	8.7	6.8

Total assets	178,520	171,972	133,925	3.8	33.3

LIABILITIES
Deposits	54,413	50,142	34,758	8.5	56.5
Securities sold under repurchase agreements (open market)	31,327	32,124	25,962	-2.5	20.7
Resources from securities issued	8,611	7,688	4,035	12.0	113.4
Interbank accounts	959	1,480	782	-35.2	22.6
Borrowings and onlendings	18,588	16,455	14,243	13.0	30.5
Financial derivatives instruments	5,859	5,638	4,355	3.9	34.5
Technical provisions for insurance, annuities and
retirement plans	11,955	11,751	10,192	1.7	17.3
Foreign exchange portfolio (1)	4,725	6,543	3,934	-27.8	20.1
Negotiation and intermediation of securities	578	1,057	1,158	-45.3	-50.1
Other liabilities	25,932	23,868	20,995	8.6	23.5

Total liabilities	162,947	156,746	120,414	4.0	35.3

Minority interest	2,654	2,529	1,918	4.9	38.4
Stockholders' equity	12,919	12,697	11,593	1.7	11.4

Stockholders' equity managed by parent company	15,573	15,226	13,511	2.3	15.3

Total liabilities + stockholders' equity	178,520	171,972	133,925	3.8	33.3

(1) Refers to foreign exchange settlement positions, which are required to be recorded by their total value on both the asset and the liability sides, under Central Bank of Brazil guidelines.

Investor Relations | 3Q08	34

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
INCOME STATEMENT

					R$ million
	3Q08	2Q08	3Q07	9M08	9M07
Revenue from financial intermediation	8,193	4,750	4,229	17,905	12,229
Lending and leasing operations	4,843	2,822	2,711	10,865	7,818
Result from marketable securities and derivatives (1)	2,436	1,661	1,044	5,450	2,969
Insurance, pension plans and annuity result	187	340	325	749	920
Foreign exchange transac tions and compulsory deposits	727	(73)	149	841	522

Expenses on financial intermediation	(5,962)	(2,451)	(2,226)	(11,189)	(6,481)
Funding expenses	(4,271)	(1,469)	(1,259)	(7,477)	(3,663)
Interest and restatement expenses on technic al provisions for	(116)	(270)	(233)	(549)	(648)
insurance, pension plans and annuity
Borrowings and onlendings	(905)	4	(174)	(1,147)	(541)
Provision for loan losses	(670)	(716)	(560)	(2,016)	(1,629)

Profit from financial intermediation	2,231	2,299	2,003	6,716	5,748

Other operating income (expenses)	(1,192)	(1,116)	(1,064)	(3,382)	(3,020)
Fees from services rendered	886	916	925	2,716	2,633
Insurance, pension plans and annuity result	254	210	169	646	519
Credit card selling expenses	(87)	(93)	(60)	(262)	(186)
Salaries, benefits, training and social security	(667)	(623)	(577)	(1,894)	(1,663)
Other administrative expenses	(924)	(877)	(837)	(2,651)	(2,508)
Other taxes(1)	(321)	(300)	(297)	(919)	(866)
Equity in the results of associated companies	1	3	10	11	42
Other operating income / Other operating expenses	(334)	(352)	(397)	(1,029)	(991)

Operating income	1,039	1,183	939	3,333	2,728
Non-operating income (expenses)	(11)	(1)	(7)	15	(13)
Income before taxes and profit sharing	1,028	1,182	932	3,348	2,715
Profit sharing	(128)	(147)	(126)	(419)	(367)
Income before taxes and minority interest	900	1,035	806	2,929	2,348

Income tax and social contribution(1)	(110)	(167)	(108)	(453)	(348)

Net income before minority interest	790	868	698	2,476	2,000
Minority interest	(86)	(112)	(31)	(275)	(115)

Recurring net income	704	756	667	2,201	1,885
Result from non recurring events(2)	-	-	532	-	736

Net income	704	756	1,199	2,201	2,621

(1) Reclassification of the impact of fiscal hedge of investments abroad.
(2) In 9M07, non recurring events includes the result from the sale of Serasa's stake, change in participation on our subsidiary UPS, gains on Redecard's IPO and additional provisions.

Please note that this is an English version of the Press Release. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.

Unibanco’s full financial statements will be available on our website at www.ir.unibanco.com, under Financial Information – Financial Statements, as soon as they are filed with the CVM – Brazilian Securities Exchange Commission.

This press release contains forward looking statements regarding Unibanco, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These risks and uncertainties include, but are not limited to, our ability to realize the amount of the projected synergies and on the timetable projected, as well as economic, competitive, governmental and technological factors affecting Unibanco’s operations, markets, products and prices, and other factors detailed in Unibanco’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Unibanco undertakes no duty to update any of the projections contained herein.

Investor Relations | 3Q08	35

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 07, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.